Exhibit 99.1

INX and Republic Postpone Transaction Closing Date to October 21, 2025

TORONTO and NEW YORK, October 8, 2025 /CNW/ – The INX Digital Company, Inc. (Cboe CA: INXD, OTCQB: INXDF, INXATS: INX) (“INX” or the “Company”) and OpenDeal Inc. (d/b/a Republic) (“Republic”) announced today that, further to the Company’s news release dated September 30, 2025, the Company and Republic have agreed to postpone the closing date for the transaction until October 21, 2025. Pursuant to the terms of the arrangement agreement (the “Arrangement Agreement”) dated April 3, 2025 (as amended on May 6, 2025 and September 22, 2025) among the Company, Republic and Republic Strategic Acquisition Co LLC, the parties have until December 3, 2025 to complete the transaction.

Closing of the transaction (the “Closing”) remains subject to certain customary closing conditions.

In addition, the cut-off for the INX Tokens will be postponed until 7:00 a.m. ET (the “Cut-off Time”) on October 22, 2025 (the “Cut-off Date”). At the Cut-off Time, trading of the INX Tokens will be temporarily halted, and all open trade orders will be cancelled. Trading of the INX Tokens is expected to resume at 8:00 a.m. (ET) on the Cut-off Date.

Each holder of record of INX Tokens at the Cut-off Time will be entitled to receive its pro-rata portion of the cash reserve fund of the Company, which will be distributed as soon as practicable on or after the Cut-off Date. As of the date hereof, the total amount in the cash reserve fund is approximately US$34 million. On the Cut-off Date, the Company will announce the per token amount to be distributed to INX Token holders.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, raising US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating a network of retail-focused investment platforms and an enterprise digital advisory arm. With a deep track record of legal and technical innovation, Republic is known for providing access to new asset classes to investors of all types. Backed by Valor Equity Partners, Galaxy Interactive, HOF Capital, AngelList and other leading institutions, Republic boasts a global portfolio of over 2,000 companies and a community of nearly three million members in over 150 countries. More than $3 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies with operations established in the US, the UK, EU, the UAE, and South Korea. For more information on Republic, visit www.republic.com. All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal LLC, and a registered broker-dealer, and member of FINRA | SiPC, located at 149 5th Avenue, 10th FL, New York, 10010 please check our background on FINRA’s BrokerCheck and Form CRS here. *Any commission sharing agreements between INX and Republic are specifically between Republic’s regulated entities - OpenDeal Portal LLC and OpenDeal Broker LLC.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Forward-looking information includes predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance and often uses phrases such as “expects”, “anticipates”, “plans”, “believes”, or variations of such words and phrases. Forward-looking information includes, but is not limited to, statements with respect to the Arrangement, including the anticipated closing date for the Arrangement, the anticipated cut-off time for the cash reserve fund distribution to INX Token holders, and other statements that are not historical facts.

INX has made certain assumptions in disclosing the forward-looking information contained in this press release, including the continued development of the INX trading platform, the ability to complete the Arrangement on the contemplated terms or at all, and that the conditions precedent to closing of the Arrangement can be satisfied. While INX believes the expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. Known and unknown risks, uncertainties, and other factors may cause actual results and future events to differ materially from those expressed or implied by such forward-looking information. Factors include the ability to complete the Arrangement on the contemplated terms or at all, that the conditions precedent to closing of the Arrangement can be satisfied, regulatory developments, market conditions for digital securities and cryptocurrencies, and general economic conditions. Readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise forward-looking information to reflect actual results or new information.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or solicit an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SOURCE The INX Digital Company, Inc.

For further information, contact: The INX Digital Company, Inc., Investor Relations,
+1 855 657 2314, Contact: Alan Silbert, Email: investorrelations@inx.co